SOFTWARE DEVELOPMENT CONTRACT

This Software Development Contract is dated November __, 2004 and is between Agent Assist, Inc. , a Nevada corporation (“Agent Assist”) and Chris Doyle (“Developer”).

WHEREAS, Agent Assist desires to develop a software suite for contact management, VoIP telephony and information management for real estate brokers and salespersons (“Software”), and;

WHEREAS, Developer represents that he has extensive experience with software development of the type required by Agent Assist.

NOW THEREFORE, in consideration of the foregoing recitals, the parties agree as follows:

Section 1. Developer agrees to develop the Software in accordance with the specifications delivered to him from time to time by the Agent Assist. Developer estimates that the Software will be ready for testing in January 2006. Developer agrees to use his best efforts to satisfy this schedule.

Section 2. .Exchange of Proprietary Information and Confidentiality.  Developer agrees to maintain any and all proprietary information obtained from and developed for Agent Assist as confidential. The parties further agree that, in order to afford confidential treatment, each page of any and all documents containing information that a party deems to be confidential shall bear the following legend :CONFIDENTIAL PROPRIETARY INFORMATION.”  Except as may be required by law, Developer will not discuss details of the project with anyone not associated with the project. The provisions of this Section shall survive the termination of this Agreement. In the event any claim or action is brought against Developer with respect to work done by Developer on the Software and is not a result of negligence on part of Developer or its staff, Agent Assist will assume the investigation and defense thereof including the employment of counsel and payment of all expenses.

Section 3. Work for Hire. Developer agrees that this Agreement is a work-for-hire contract. All code and other information developed under this Agreement shall be the exclusive intellectual property (excluding such portions as are licensed from non-affiliated third parties and in the public domain) of Agent Assist. Developer shall provide to Agent Assist source code for all Software. Developer shall obtain any required licenses for software or other proprietary information used in the Software, and Agent Assist shall reimburse Developer for such costs provided that Developer shall not incur more than $2,000 in such expenses in the aggregate without Agent Assist’s consent.

Section 4. Compensation. Developer agrees to perform services at his normal hourly rate. The estimated cost of the Software will be $90,000, but this is only a good faith estimate. Developer shall be compensated with restricted shares of Agent Assist common stock at a price per share equal to the average closing bid price of the common stock over the first 30 trading days.

Section 5. Miscelleaneous.  No waiver of any breach or default of this Agreement by Consultant shall be considered to be a waiver of any other breach or default of this Agreement.  Should any litigation be commenced between Developer and Agent Assist for such breach, the party prevailing in such litigation shall be entitled, in addition to such other relief that may be granted, to a reasonable sum as and for their or his or its attorney's fees and costs in such litigation.  Every provision of this Agreement is intended to be severable.  If any term or provision hereof is determined to be illegal or invalid for any reason whatsoever, said illegality or invalidity shall not affect the validity of the remainder of this Agreement.  The interpretation of this Agreement shall be governed by the local law of the State of Nevada and adjudicated in the courts of Clark County. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter thereof.  This Agreement shall inure to the benefit of the parties and their successors and assigns.

AGENT ASSIST, INC.

James Fitzpatrick, President

Chris Doyle